

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 14, 2010

Mr. Mark Ellis
Chief Executive Officer and President
Linn Energy, LLC
600 Travis, Suite 5100
Houston, TX 77002

      Re: Linn Energy, LLC
             Definitive Proxy Statement on Schedule 14A
             Filed March 16, 2010
             File No. 0-51719

Dear Mr. Ellis:

    We have completed our review of your filings and do not have any further comments at this time.

                 Sincerely,

                 H. Roger Schwall
                 Assistant Director